

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 7, 2018

David R. Brooks
Chairman, Chief Executive Officer and President
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, TX 75069-3257

> **Re: Independent Bank Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 31, 2018**
> **File No. 333-222804**

Dear Mr. Brooks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services